September 9, 2013 Via EDGAR Submission	Jason L. Kropp +1 617 526 6421 (t) +1 617 526 5000 (f) jason.kropp@wilmerhale.com

Luna Bloom, Esq.

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Endurance International Group Holdings, Inc.
Confidential Draft Registration Statement on Form S-1
Revised Draft Submitted August 9, 2013
CIK No. 1237746

Ladies and Gentlemen:

On behalf of Endurance International Group Holdings, Inc. (the “Company”), submitted herewith for filing is a Registration Statement on Form S-1 (the “Registration Statement”) relating to the registration under the Securities Act of 1933, as amended, of common stock of the Company.

The Registration Statement is being filed in part to respond to the comments contained in the letter dated August 29, 2013 from Barbara C. Jacobs of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Hari Ravichandran, the Company’s President and Chief Executive Officer, related to the Confidential Draft Registration Statement referenced above.

The responses set forth below are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. The responses are keyed to the numbering of the comments and the headings used in the Staff’s letter. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement. Page numbers referred to in the responses reference the Registration Statement.

On behalf of the Company, we advise you as follows:

Risk Factors

“We have a risk of system and Internet failures and have not yet implemented a complete disaster recovery plan . . . ,” page 17

1.	We note your discussion regarding the recent outage that resulted from equipment failure at your largest data center, as well as numerous news reports on the incident. Please tell us your consideration for expanding the discussion to further describe any anticipated material costs and consequences of the outage, including whether you expect it will have a material impact on your business either on an individual or aggregate basis.

Luna Bloom, Esq. Securities and Exchange Commission Division of Corporation Finance September 9, 2013 Page 2

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 19.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 77

2.	We note your revised disclosure in response to prior comment 24. Revise to clarify your statement referring to the impact of purchase accounting adjustments on gross profit. In this regard, please clarify the nature of purchase accounting adjustments and also disclose which acquisitions had a material impact on your gross profit.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 69, 81, 83 and 85.

Principal and Selling Stockholders, page 127

3.	We note your response to prior comment 32, and reissue the comment as it applies to footnote 1. Please delete both disclaimers of beneficial ownership from footnote 1 or provide us with a legal analysis that supports your belief that such disclaimers are proper outside filings on Schedules 13D or 13G.

Response:	In response to the Staff’s comment, the Company has revised the disclosure in footnote 1 on page 131.

4.	We note your response to prior comment 33, and we reissue the comment. Please revise footnote 2 to disclose, as you state in the response, that voting and investment decisions for the GS Entities are made by the Merchant Banking Division Corporate Investment Committee of Goldman, Sachs & Co., explaining who comprises such committee and naming the members of the committee as of the date of the table.

Response:	In response to the Staff’s comment, the Company has revised the disclosure in footnote 2 on page 131.

Luna Bloom, Esq. Securities and Exchange Commission Division of Corporation Finance September 9, 2013 Page 3

Where You Can Find More Information, page 147

5.	We note your response to prior comment 35, however, the disclosure here and in “Related Person Transactions—Registration Rights Agreement” on page 119 and “Description of Indebtedness” on page 131 continue to retain qualifications to the descriptions of the documents contained therein by reference to the filed exhibits. Please revise.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 126, 134 and 150.

Consolidated Financial Statements of Endurance International Group Holdings, Inc.

Note 3. Acquisitions, page F-17

6.	Your response to prior comment 42 does not appear to address why the issuance of 1,000 shares of common stock by EIG Investors equity is presented in the consolidated shareholders’ equity and were not issued by Holdings LLC. In your response, please identify the accounting guidance you considered in presenting this amount subsequent to the sponsor acquisition.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page F-9. In conjunction with the Sponsor Acquisition (as defined on page F-9), EIG Investors Corp. issued 1,000 shares to WP Expedition Holdings LLC (“Holdings LLC”). As noted on page F-9, Holdings LLC was reorganized on November 7, 2012 as a Delaware limited partnership, WP Expedition Holdings L.P., and then converted on June 25, 2013 into a Delaware C-corporation, resulting in the Company in its current form. As part of the Sponsor Acquisition, Holdings LLC issued 100% of its membership interests, which now consist of 1,000 shares of the Company’s common stock, to WP Expedition Midco LLC (currently WP Expedition Midco L.P.), a wholly owned subsidiary of WP Expedition Topco LLC (currently WP Expedition Topco L.P.). The Holdings LLC membership interests converted into 1,000 shares of the Company’s common stock as a result of the reorganization of Holdings LLC into a Delaware partnership and subsequent conversion into a Delaware C-corporation, as discussed on page F-9. Therefore, the statement of equity appropriately reflects the 1,000 shares issued by Holdings LLC. The Company has also revised the first line in Consolidated Statements of Changes in Stockholders Equity on page F-6 by removing the reference to Holdings LLC.

7.	You indicate in your response to prior comment 43 that the deemed capital contribution for roll-over stockholders was recorded at fair value. Further explain and revise to disclose how fair value was determined for this portion of the purchase price.

Luna Bloom, Esq. Securities and Exchange Commission Division of Corporation Finance September 9, 2013 Page 4

Response:	The $55.1 million deemed capital contribution from roll-over stockholders is the amount of cash proceeds that the stockholders would have received for the sale of their equity held prior to the Sponsor Acquisition. The stockholders elected to roll over these proceeds for equity issued by the acquirer in lieu of receiving cash. The fair value of the deemed capital contribution equals the cash proceeds that the roll-over stockholders would have received, at the same price per share that was paid in cash to other selling stockholders. The Company has revised the disclosure in Note 3 on page F-20.

Note 9. Stockholders’ Equity

Common Stock, page F-34

8.	The purchase price disclosed on page F-35 does not appear to reconcile to Note 3. Please advise or revise accordingly.

Response:	The purchase price of equity for the Sponsor Acquisition was $683.1 million as disclosed in Note 3. The amount of the purchase price raised from issuing common stock of the Company was $507.4 million, consisting of $452.3 million of new cash and a deemed capital contribution of $55.1 million. These amounts reconcile with those shown in the table on page F-22 of investment by Holdings LLC of $452.2 million, deemed capital contribution for roll-over stockholders of $55.1 million and $0.1 million of the net cash to balance sheet. The $452.3 million purchase price disclosed on page F-35 therefore refers to the amount paid for common stock of the Company, which was a funding component of the total purchase price of $683.1 million disclosed on page F-22. The allocation of the total purchase price included $472.2 million paid in cash to the selling stockholders disclosed on page F-21. The Company has revised the disclosure on page F-35 accordingly.

***

In addition, the Company notes that it has included in the Registration Statement various disclosures related to the proposed acquisition of Directi Web Technology Pvt. Ltd. (“Directi”). The Company advises the Staff that, in assessing the financial statement requirements of the potential Directi acquisition, the Company considered Rule 3-05 of Regulation S-X, which establishes the financial statement requirements for businesses acquired or to be acquired. The calculations required for these tests are applied by

Luna Bloom, Esq. Securities and Exchange Commission Division of Corporation Finance September 9, 2013 Page 5

comparison of the financial data of the registrant and acquiree(s) for the fiscal years most recently completed prior to the acquisition. As described in Rule 1-02(w) of Regulation S-X, a registrant must perform the following three tests to determine the significance of a business acquisition or probable business acquisition (acquiree): the investment test, the asset test, and the income test. The Company advises the Staff that it performed the three tests noted above, and that no test yielded a result of 20% or greater. As a result, the Company has concluded that no financial statements are required to be filed with respect to the proposed acquisition.

If you have any further questions or comments, or if you require any additional information, please contact the undersigned at (617) 526-6421 or David A. Westenberg at (617) 526-6626. Thank you for your assistance.

Very truly yours,

/s/ Jason L. Kropp

Jason L. Kropp

cc:	David A. Westenberg, WilmerHale
Lara F. Mataac, Endurance International Group Holdings, Inc.
David C. Bryson, Endurance International Group Holdings, Inc.